UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58854/October 24, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13224

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In the Matter of   :
                                                         :
LIBERTY OR DEATH, INC.,   :
MAMMOTH ORGAN & PIANO, INC.,   :   ORDER MAKING FINDINGS AND
MOZAMBIQUE, INC.,   :   REVOKING THE REGISTRATION
PACHYDERM PROMOTERS, INC.,   :   OF SECURITIES BY DEFAULT
PLATYPUS DISCOVERIES, INC., and   :
S&M VENTURES, INC   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting
Proceedings (OIP) on September 19, 2008, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). Service of the OIP was accomplished on all Respondents by
September 25, 2008. Respondents were required to file an Answer within ten days of when they
were served with the OIP. See 17 C.F.R. § 201.220(b); OIP at 3. No Respondent filed an Answer
and no Respondent participated in the telephonic prehearing conference on October 23, 2008.
Accordingly, I find that Respondents are in default and that the allegations in the OIP are true.
See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

        Liberty or Death, Inc. (CIK No. 1108562), is a revoked Nevada corporation located in
Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g). The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-SB registration
statement on March 7, 2000, which reported no assets.

        Mammoth Organ & Piano, Inc. (CIK No. 1108568), is a revoked Nevada corporation
located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant
to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-SB registration
statement on March 7, 2000, which reported no assets.

        Mozambique, Inc. (CIK No. 1108560), is a revoked Nevada corporation located in Las
Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange

Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 8, 2000, which reported no assets.

Pachyderm Promoters, Inc. (CIK No. 1108567), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 7, 2000, which reported no assets.

Platypus Discoveries, Inc. (CIK No. 1108569), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 7, 2000, which reported no assets.

S&M Ventures, Inc. (CIK No. 1108518), is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on March 7, 2000, which reported no assets.

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act Rules. By the actions described above, Liberty or Death, Inc., Mammoth Organ & Piano, Inc., Mozambique, Inc., Pachyderm Promoters, Inc., Platypus Discoveries, Inc., and S&M Ventures, Inc., have violated Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 that require an issuer with securities registered pursuant to Section 12(g) to file annual reports and domestic issuers to file quarterly reports with the Commission.

Order

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Liberty or Death, Inc., Mammoth Organ & Piano, Inc., Mozambique, Inc., Pachyderm Promoters, Inc., Platypus Discoveries, Inc., and S&M Ventures, Inc., is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge